File No. 82-4861

(Excerpt translation)

February 5, 2004

To the Shareholders:

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Please take notice that an extraordinary General Meeting of Shareholders of the Company will be held as described below and you are cordially invited to attend the meeting.

If you are not expected to be present at the meeting, please go over the information set forth below and send us by return mail the enclosed voting form indicating your approval or disapproval of the propositions and affixing your seal.

Yours very truly,

Shigeki Matsuoka
President and Representative Director

MegaChips Corporation
1-6, Miyahara 4-chome,
Yodogawa-ku, Osaka

dw 5/27

Description

1. Date and hour:

February 24 (Tuesday), 2004, 10:00 a.m.

2. Place:

Osaka Science & Technology Center, 8F Large Hall
8-4, Utsubo-Honmachi 1-chome, Nishi-ku, Osaka

3. Matters forming the objects of the meeting:

Matters to be resolved:

Proposition No. 1:	Approval of the Corporate Separation Plan
Proposition No. 2:	Approval of a Corporate Separation Agreement between the Company and MegaChips System Solutions Inc.
Proposition No. 3:	Election of two Directors

\- - - - -

In attending the meeting, please present the enclosed voting form to a receptionist at the meeting.

EXPLANATORY INFORMATION FOR EXERCISE OF VOTING RIGHTS

1. Total number of voting rights of all the shareholders:

254,031 rights.

2. Propositions and explanatory information:

Proposition No. 1: Approval of the Corporate Separation Plan

1. Reason for the corporate separation

The Company has determined that to make a leap forward in the coming broadband era, it is vital to create a business environment under which each division of business can maximize its characteristics and increase its capabilities of growth and competition through the efficient allocation of management resources, independence of each division and speedy decision-making and has promoted restructuring of its businesses to establish a system of pure holding company.

Specifically, upon approval of a Share Exchange Agreement at the Ordinary General Meeting of Shareholders held on June 24, 2003, the Company made MegaChips System Solutions Inc. (former trade name: MegaFusion Corporation) its wholly owned subsidiary as of October 1, 2003 and commenced to consolidate and restructure the businesses of its whole Group.

As the second step for the restructuring of the businesses of the Group, the Company desires to shift itself to a holding company and the Group to a system of pure holding company consisting of a holding company and three operating companies respectively engaging in LSI business, system business and audio authoring business as of April 1, 2004.

To present a comprehensive scheme of such restructuring, the Company will separate its LSI business and incorporate a company to which the LSI business will be transferred (*bunsha-gata shinsetsu bunkatsu*). The Company will also separate its system business and transfer the same to MegaChips System Solutions, Inc. (*bunsha-gata kyushu bunkatsu*). Furthermore, the Company will separate its audio authoring business and incorporate a company "Cameo Interactive Ltd." to which the audio authoring business will be transferred (*bunkatsu-gata shinsetsu bunkatsu*). As a result of such restructuring, the current "MegaChips Corporation" will become a pure holding company that holds 100% shares of each operating company. The Company will, while devising group-wide business strategies and managing and administering the operating companies properly, strengthen coordination among the Group and promote growth and prosperity of the Group and also promote group management to increase its enterprise value.

The reason for the proposition for the approval of the separation and transfer of the LSI business of the Company is as follows:

In its LSI business, the Company has been developing application-specific LSIs for use in next-generation mobile phones, digital cameras, digital TVs and other devices, as new growth accelerators to follow its customer-specific LSIs. However, competition is expected to intensify in that market with the potential of huge expansion in the future. Hence, it is important to secure a central position in the market promptly by pouring its management resources more vigorously. To increase the enterprise value of the Group in response to these business conditions, the Company has recognized that it is important to accelerate the establishment of a basis for higher profitability of its core business, or LSI business on a medium- and long-term basis and desires to separate its LSI business and incorporate a company to which the LSI business will be transferred, "MegaChips LSI Solutions Inc."

Hence, the shareholders are requested to agree to the purpose of the corporate separation and approve the corporate separation plan.

2. Content of the corporate separation plan

Corporate separation plan concerning the business of the LSI business division:

Corporate Separation Plan
(Copy)

MegaChips Corporation (the "Company") intends to separate the business of its LSI business division to transfer the same to MegaChips LSI Solutions Inc. to be incorporated (the "New Company") and hereby formulates a Corporate Separation Plan (the "Plan") as follows:

Article 1. (Method of corporate separation)

The Company shall separate the business of its LSI business division to transfer the same to the New Company in accordance with the method of corporate separation (*shinsetsu bunkatsu*) stipulated in the Commercial Code of Japan.

Article 2. (Articles of Incorporation of the New Company)

The Articles of Incorporation of the New Company shall be as listed in Schedule 1 hereof.

Article 3. (Shares to be issued by the New Company)

The New Company shall issue 10,000 shares of common stock upon the corporate separation and allocate and deliver all of them to the Company.

Article 4. (Capital and capital reserve of the New Company)

The capital and capital reserve of the New Company to be incorporated by the corporate separation shall be as set forth below; provided, however, that such capital and/or capital reserve may be changed according to the conditions of assets and liabilities of the Company on the date of the corporate separation:

(1) Capital: ¥500,000,000.

(2) Capital reserve: An amount obtained by deducting from the aggregate of the assets to be transferred from the Company to the New Company, the aggregate of the amount of liabilities and the amount of capital set forth in item 1 above.

Article 5. (Payment upon the corporate separation)

No payments shall be paid upon the corporate separation.

Article 6. (Rights and obligations to be transferred from the Company to the New Company)

As of the date of the corporate separation set forth in Article 7, the New Company shall assume from the Company the rights and obligations belonging to the business of the LSI business division and the rights and obligations under employment and other agreements, as listed in Schedule 2 hereof. The Company shall continue to remain liable, jointly with the New Company, for all such obligations to be assumed by the New Company.

Article 7. (Date of the corporate separation)

The date of the corporate separation shall be April 1, 2004; provided, however, that the Company may change the date if the necessity arises during the progress of the procedures of the corporate separation or otherwise.

Article 8. (Directors and Statutory Auditors of the New Company)

The Directors and Statutory Auditors of the New Company shall be as set forth below:

(1) Directors: Yukihiro Ukai, Yoshimasa Hayashi, Shigeki Matsuoka, Tetsuo Furuichi and Hiroyuki Mizuno

(2) Statutory Auditors: Takashi Nakakado, Nozomu Ohara and Keiichi Kitano

Article 9. (Account auditor of the New Company)

The Account auditor of the New Company shall be as set forth below:

Asahi & Co.
1-2, Tsukudo-machi, Shinjuku-ku, Tokyo

Asahi & Co. will merge with Azsa & Co. as of January 1, 2004 and change its name to Azsa & Co.

Article 10. (Duty to avoid competition)

The Company shall not have the duty to avoid competition as provided for in Article 25 of the Commercial Code of Japan in respect of the business transferred to the New Company.

Article 11. (Change of terms and conditions)

In the event that there occurs any material change in the business of the LSI business division or the state of property belonging to the business due to an extraordinary natural phenomenon or any other event during the period after the approval of the Plan by the General Meeting of Shareholders of the Company to the date of the corporate separation, the Company may change the Plan or cancel the corporate separation.

Article 12. (Matters not covered hereby)

In addition to the matters stipulated herein, all matters necessary for the corporate separation shall be determined by the Company in accordance with the purpose of this corporate separation.

MegaChips Corporation
Shigeki Matsuoka (seal)
President and Representative Director
1-6, Miyahara 4-chome, Yodogawa-ku, Osaka

Schedule 1

Articles of Incorporation
MegaChips LSI Solutions Inc.

[Translation omitted]

Schedule 2

Rights and Obligations to be Assumed by the New Company from the Company

[Translation omitted]

3. Content of the document describing the reason for the matters concerning the allocation of shares under Article 374-2, paragraph 1, item 2 of the Commercial Code of Japan

Reason for the allocation of shares

The Company has determined that to create a business environment under which each division of business can maximize its characteristics and increase its capabilities of growth and competition through the efficient allocation of management resources, independence of each division of business and speedy decision-making to make a leap forward in the coming broadband era, it will shift to a new system of group management with the Company acting as a holding company.

For that purpose, the Company will employ the method of separating its LSI business and transfer the same to "MegaChips LSI Solutions Inc." to be incorporated thereupon (*shinsetsu bunkatsu*). 10,000 shares of common stock of MegaChips LSI Solutions Inc. to be issued upon the separation shall all be allocated to the Company.

4. Content of the document describing the possibility of fulfillment of obligations to be incurred by each company under Article 374-2, paragraph 1, item 3 of the Commercial Code of Japan and the reasons therefor

Possibility of fulfillment of obligations to be incurred by each company and the reasons therefor:

With regard to each of the obligations for which the separating company (MegaChips Corporation), the new company (MegaChips LSI Solutions Inc.) and the successor company (MegaChips System Solutions Inc.) will be liable after the separation, each of the companies are considered to be capable of fulfilling the same when due and payable, judging from their respective assets upon separation, as described below:

(1) The assets and liabilities to be transferred to MegaChips LSI Solutions Inc. from the Company, calculated on the basis of the balance sheet of the Company as of September 30, 2003 in accordance with the standards for the preparation of balance sheets generally accepted as fair and reasonable and in consideration of the relevance to the business, are ¥9,612 million and ¥3,216 million, respectively. Similarly, the assets and liabilities to be transferred to MegaChips System Solutions Inc. from the Company are ¥911 million and ¥189 million, respectively. In both cases, the amount of assets exceeds that of liabilities. Additionally, the amount of assets of the Company after the separation will substantially exceed that of liabilities as all shares of common stock of both companies to be issued upon the separation will be allocated to the Company.

(2) With regard to incomes of the separating company, the new company and the successor company after the separation, after careful reviews based on the revenues of the most recent business year, actual results and forecasts, the Company considers that currently there exists no situation that may impede each of the companies fulfilling the

obligations to be assumed by each of them.

(3) There exists no contingent liability that must be recognized as a liability at present.

5. Contents of the balance sheets and statements of income under Article 374-2, paragraph 1, items 4 through 7 of the Commercial Code of Japan

(1) Balance sheet and statement of income prepared no later than six months prior to the date of this Extraordinary General Meeting of Shareholders:

MegaChips Corporation

BALANCE SHEET
(As of September 30, 2003)

(thousand yen)

Assets	
Current assets:	**17,755,207**
Cash and deposits	7,228,795
Trade notes receivable	210,095
Trade accounts receivable	8,646,888
Merchandise and finished goods	751,357
Semi-finished goods	271,212
Raw materials	156,907
Goods in process	119,973
Stores	788
Prepaid expenses	42,944
Deferred tax assets	308,459
Other accounts receivable	7,592
Other current assets	10,190
Fixed assets:	**1,813,821**
Tangible fixed assets	169,970
Buildings	94,895
Tools, furniture and fixtures	43,885
Land	31,190
Intangible fixed assets	255,258
Telephone rights	2,713
Software	252,545
Investment, etc.	1,388,592
Investment securities	431,818
Contributions	110,337
Long-term prepaid expenses	136,979
Deferred tax assets	439,827
Guarantees	252,129
Other investments, etc.	17,500
Total Assets	19,569,029

Liabilities	(thousand yen)
	4,031,374
Current liabilities:	3,366,558
Trade accounts payable	25,000
Short-term loans payable	183,219
Accounts payable - others	201,719
Accrued corporate income taxes	66,545
Accrued consumption taxes, etc.	55,035
Accrued expenses payable	8,562
Advances received	8,910
Allowance for bonuses	115,822
Fixed liabilities:	**40,591**
Other fixed liabilities	40,591
Total Liabilities	4,071,966

Shareholders' Equity	
Capital:	**4,840,313**
Additional paid-in capital:	**5,936,081**
Capital reserve	5,936,081
Retained earnings:	**5,578,646**
Earned surplus reserve	97,042
Voluntary reserve	4,830,500
General reserve	4,830,500
Unappropriated retained earnings for the period	651,104
Valuation difference of other securities	**29,360**
Treasury stock	(-) **887,338**
Total Shareholders' Equity	15,497,063
Total Liabilities and Shareholders' Equity	19,569,029

MegaChips Corporation

STATEMENT OF INCOME
(For the period from April 1, 2003 to September 30, 2003)

(thousand yen)

Ordinary Profit and Loss

Operating profit and loss:		
Operating profit		
Sales		11,046,770
Operating expenses		
Cost of sales	8,718,247	
Selling, general and administrative expenses	1,473,734	10,191,981
Operating income		**854,788**
Non-operating profit and loss:		
Non-operating profit		
Interest and dividends received	60	
Income from lease to related companies	7,935	
Other non-operating income	4,064	12,061
Non-operating expenses		
Interest paid	133	
Loss from investments in partnership	14,342	
Exchange loss	8,556	
Other non-operating expenses	255	23,288
Ordinary profit		**843,561**
Special income and loss:		
Special income		
Income from liquidation of associated company	11,307	11,307
Special loss		
Loss from disposition of system products	236,146	
Valuation loss of capital stocks of associated company	21,319	
Special retirement benefits	23,088	280,554
Pretax net profit for the period		**574,314**
Corporate income taxes, inhabitant taxes and enterprise taxes	196,946	
Interperiod tax allocation	54,495	251,442
Profit for the period		**322,871**
Profit brought forward from the previous period		328,232
Unappropriated retained earnings for the period		**651,104**

(2) Balance sheet and statement of income for the most recent business year:

MegaChips Corporation

BALANCE SHEET
(As of March 31, 2003)

(thousand yen)

Assets

Current assets:	**16,800,397**
Cash and deposits	5,727,845
Trade notes receivable	319,891
Trade accounts receivable	7,935,489
Merchandise and finished goods	1,802,359
Semi-finished goods	250,242
Raw materials	287,252
Goods in process	87,720
Stores	248
Prepaid expenses	37,701
Deferred tax assets	241,145
Other accounts receivable	7,186
Other current assets	103,313
Fixed assets:	**2,239,301**
Tangible fixed assets	185,035
Buildings	102,072
Tools, furniture and fixtures	51,772
Land	31,190
Intangible fixed assets	399,741
Patents	114
Telephone rights	2,713
Software	384,140
Software suspense account	12,772
Investment, etc.	1,654,524
Investment securities	403,877
Capital stocks of sabsidiaries	120,315
Contributions	131,833
Long-term prepaid expenses	149,094
Deferred tax assets	581,575
Guarantees	250,328
Other investments, etc.	17,500
Total Assets	19,039,698

(thousand yen)

Liabilities

Current liabilities:	**3,604,816**
Trade accounts payable	2,910,855
Short-term loans payable	50,000
Accounts payable - others	124,931
Accrued corporate income taxes	343,138
Accrued consumption taxes, etc.	4,460
Accrued expenses payable	47,315
Advances received	10,849
Allowance for bonuses	113,265
Fixed liabilities:	**46,272**
Other fixed liabilities	46,272
Total Liabilities	3,651,089

Shareholders' Equity

Capital:	**4,840,313**
Additional paid-in capital:	**5,936,081**
Capital reserve	5,936,081
Retained earnings:	**5,499,555**
Earned surplus reserve	97,042
Voluntary reserve	(4,430,500)
General reserve	4,430,500
Unappropriated retained earnings for the year	972,013
(of which, profit for the year)	(367,321)
Valuation difference of other securities	**(-) 2**
Treasury stock	**(-) 887,338**
Total Shareholders' Equity	15,388,609
Total Liabilities and Shareholders' Equity	19,039,698

MegaChips Corporation

STATEMENT OF INCOME

(For the period from April 1, 2002 to March 31, 2003)

(thousand yen)

Ordinary Profit and Loss

Operating profit and loss:		
Operating profit		
Sales		27,172,974
Operating expenses		
Cost of sales	22,229,011	
Selling, general and administrative expenses	2,989,434	25,218,446
Operating income		**1,954,527**
Non-operating profit and loss:		
Non-operating profit		
Interest and dividends received	15,147	
Refund premiums	29,122	
Income from lease to related companies	15,074	
Other non-operating income	7,102	66,446
Non-operating expenses		
Interest paid	2,880	
Loss from investments in partnership	37,906	
Exchange loss	19,055	
Other non-operating expenses	6,133	65,975
Ordinary profit		**1,954,999**
Special income and loss:		
Special loss		
Loss from disposition of system products	1,079,641	
Valuation loss of investment securities	33,903	
Valuation loss of capital stocks of subsidiaries	86,048	
Difference due to change of pension plan	61,945	1,261,537
Pretax net profit for the year		**693,461**
Corporate income taxes, inhabitant taxes and enterprise taxes	672,441	
Interperiod tax allocation	(-) 346,301	326,140
Profit for the year		**367,321**
Profit brought forward from the previous year		604,692
Unappropriated retained earnings for the year		**972,013**

6. Matters concerning the directors and statutory auditors of the company to be incorporated upon the separation

[Translation omitted]

7. Matters concerning the account auditor of the company to be incorporated upon the separation

[Translation omitted]

Proposition No. 2: Approval of a Corporate Separation Agreement between the Company and MegaChips System Solutions Inc.

1. Reason for the corporate separation

In addition to the reason for the corporate separation described in Proposition No. 1 above, the reason for the separation and transfer of the system business of the Company is as described below:

The system business of the Group remained in a more difficult market condition than initially projected, due to a delay in the development and utilization of broadband networks. However, from a long-term perspective, the development and utilization of broadband networks will no doubt advance and the importance of business of providing total solutions in the area of rich media communications is increasing. In this situation, for sharpening their competitive edge and nurturing business, it is inevitable to integrate management resources of the Company and MegaChips System Solutions Inc., including their functions, technologies and knowledge and experiences of manpower, and adopt a business promotion system by which they can exert their collective strength by integrating all processes of development, marketing and services.

Furthermore, the Company considers it important to integrate the functions and responsibilities of business developments, which have been separately assigned to the Company and MegaChips System Solutions Inc., to the latter, make business judgment speedier and promote selection and concentration of business contents, and simultaneously improve operational efficiencies. For that purpose, the Company desires to separate its system business and transfer the same to MegaChips System Solutions Inc. (*bunsha-gata kyushu bunkatsu*). Thus, the Company intends to make the system business company respond to changes in the market and customers' need properly and provide optimum solutions to expand the business.

Hence, the shareholders are requested to agree to the purpose of the corporate separation and approve the following corporate separation agreement.

2. Content of the corporate separation agreement

Corporate Separation Agreement
(Copy)

MegaChips Corporation ("MegaChips") and MegaChips System Solutions Inc. ("MCS") hereby enter into a Corporate Separation Agreement (the "Agreement") as follows:

Article 1. (Method of corporate separation)

MegaChips shall transfer the business of its system business division (the "Business") to MCS and MCS shall accept the transfer in accordance with the method of corporate separation (*kyushu bunkatsu*) stipulated in the Commercial Code of Japan.

Article 2. (Amendment to the Articles of Incorporation)

MCS shall amend its Articles of Incorporation as listed in Schedule 1 hereof.

Article 3. (Shares to be issued upon the separation)

MCS shall issue 22,600 shares of common stock upon the corporate separation and allocate and deliver all of them to MegaChips.

Article 4. (Capital and capital reserve to be increased)

The capital and capital reserve of MCS to be increased upon the corporate separation shall be as set forth below:

(1) Capital: ¥250,000,000.

(2) Capital reserve: An amount obtained by deducting from the aggregate of the assets to be transferred from MegaChips to MCS, the aggregate of the amount of liabilities and the amount of capital set forth in item 1 above.

Article 5. (Payment upon the corporate separation)

No payments shall be paid by MegaChips or MCS upon the corporate separation.

Article 6. (Rights and obligations to be transferred)

The rights and obligations to be transferred from MegaChips to MCS shall be as listed in Schedule 2 hereof. MegaChips shall be liable, jointly with MCS, for all such obligations to be transferred from MegaChips to MCS.

Article 7. (Shareholders' Meetings to approve the corporate separtion)

MegaChips and MCS shall convene their respective General Meetings of Shareholders on February 24, 2004 to adopt resolutions of the approval of this Agreement and the determination of other matters necessary for the corporate separation (the "Shareholders' Meeting to Approve the Corporate Separation"); provided, however, that the date of such meetings may be changed upon consultation between MegaChips and MCS, in any event where either MegaChips or MCS cannot convene such meetings on that date.

Article 8. (Date of the corporate separation)

The date of the corporate separation shall be April 1, 2004; provided, however, that the date may be changed upon consultation between MegaChips and MCS if the necessity arises during the progress of the procedures of the corporate separation or otherwise.

Article 9. (Management of property)

MegaChips shall execute its business and manage and administer its property with the diligence of a good manager during the period after the conclusion of this Agreement to the day immediately preceding the date of the corporate separation. Any act that may have a material effect on its property or rights or obligations shall be done upon consultation and agreement between MegaChips and MCS in advance.

Article 10. (Director to assume office upon the corporate separation)

The person to newly become a Director of MCS upon the corporate separation shall be as set forth below; provided, however, that he shall assume office as of the date of the corporate separation:

Director: Toshiharu Tanaka

Article 11. (Term of office of Directors of MCS who assumed office prior to the corporate separation)

The term of office of the persons who assume the office of Directors of MCS prior to the corporate separation shall expire at such time as the same would expire if no corporate separation occurred.

Article 12. (Effect of this Agreement)

This Agreement shall become null and void if it is not approved at the Shareholders' Meeting to Approve the Corporate Separation Agreement of either MegaChips or MCS as stipulated in Article 7 hereof.

Article 13. (Duty to avoid competition)

MegaChips shall not have the duty to avoid competition as provided for in Article 25 of the Commercial Code of Japan in respect of the Business transferred to MCS.

Article 14. (Matters not covered hereby)

In addition to the matters stipulated herein, all matters necessary for the corporate separation shall be determined upon consultation between MegaChips and MCS in accordance with the purpose of this Agreement.

MegaChips: MegaChips Corporation
Shigeki Matsuoka (seal)
President and Representative Director
1-6, Miyahara 4-chome, Yodogawa-ku, Osaka

MCS: MegaChips System Solutions Inc.
Tetsuo Hikawa (seal)
President and Representative Executive Officer
17-6, Ichibancho, Chiyoda-ku, Tokyo

Schedule 1
Articles of Incorporation
MegaChips System Solutions Inc.

[Translation omitted]

Schedule 2
Statement of Rights and Obligations to be Transferred

[Translation omitted]

3. Content of the document describing the reason for the matters concerning the allocation of shares under Article 374-18, paragraph 1, item 2 of the Commercial Code of Japan

Reason for the allocation of shares

The Company has determined that to create a business environment under which each division of business can maximize its characteristics and increase its capabilities of growth and competition through the efficient allocation of management resources, independence of each division of business and speedy decision-making to make a leap forward in the coming broadband era, it will shift to a new system of group management with the Company acting as a holding company.

For that purpose, the Company will employ the method of separating its system business and transfer the same to its wholly owned subsidiary MegaChips System Solutions Inc. (*kyushu bunkatsu*). 22,600 shares of common stock of MegaChips System Solutions Inc. to be issued upon the separation shall all be allocated to the Company.

4. Content of the document describing the possibility of fulfillment of obligations to be incurred by each company under Article 374-18, paragraph 1, item 3 of the Commercial Code of Japan and the reasons therefor

Possibility of fulfillment of obligations to be incurred by each company and the reasons therefor:

The possibility of fulfillment of obligations to be incurred by each company and the reasons therefor are as described on pages 7 and 8 hereof.

5. Contents of the balance sheets and statements of income under Article 374-18, paragraph 1, items 4 through 7 of the Commercial Code of Japan

(1) Balance sheets and statements of income prepared no later than six months prior to the date of this Extraordinary General Meeting of Shareholders:

The balance sheet and statement of income of MegaChips Corporation prepared no later than six months prior to the date of this Extraordinary General Meeting of Shareholders are as listed on pages 8 through 10 hereof.

MegaFusion Corporation

(Current MegaChips System Solutions Inc.)

BALANCE SHEET
(As of September 30, 2003)

(thousand yen)

Assets	
Current assets:	**735,024**
Cash and deposits	163,996
Trade notes receivable	24,315
Trade accounts receivable	319,183
Merchandise	201,056
Other accounts receivable	4,180
Advances paid	3,568
Other current assets	18,791
Allowance for doubtful receivables	(-) 68
Fixed assets:	**497,593**
Tangible fixed assets	264,594
Buildings	163,434
Tools, furniture and fixtures	27,673
Land	73,487
Intangible fixed assets	78,799
Software	75,581
Telephone rights	3,218
Investment, etc.	154,199
Investment securities	56,307
Guarantees	96,173
Other investments, etc.	1,718
Receivables past due	18,691
Allowance for doubtful receivables	(-) 18,691
Total Assets	1,232,618

(thousand yen)

Liabilities

Current liabilities:	**722,411**
Trade accounts payable	280,723
Short-term loans payable	300,000
Accounts payable - others	52,113
Accrued corporate income taxes	1,941
Accrued expenses payable	20,069
Advances received	769
Allowance for bonuses	58,802
Other current liabilities	7,992
Fixed liabilities:	**30,118**
Other fixed liabilities	30,118
Total Liabilities	752,529

Shareholders' Equity

Capital:	**646,200**
Additional paid-in capital:	**689,133**
Capital reserve	689,133
Retained earnings:	(-) **855,245**
Earned surplus reserve	3,065
Unappropriated retained earnings for the period	858,310
Total Shareholders' Equity	480,088
Total Liabilities and Shareholders' Equity	1,232,618

MegaFusion Corporation
(Current MegaChips System Solutions Inc.)

STATEMENT OF INCOME
(For the period from April 1, 2003 to September 30, 2003)

(thousand yen)

Ordinary Profit and Loss

Operating profit and loss:		
Operating profit		
Sales		1,610,245
Operating expenses		
Cost of sales	1,282,660	
Selling, general and administrative expenses	529,584	1,812,244
Operating loss		**201,999**
Non-operating profit and loss:		
Non-operating profit		
Interest and dividends received	22	
Other non-operating income	4,042	4,065
Non-operating expenses		
Interest paid	1,035	
Other non-operating expenses	8,320	9,356
Ordinary loss		**207,290**
Special income and loss:		
Special loss		
Loss from write-off of advances	118,432	
Loss from disposition of software	106,974	
Valuation loss of inventories	87,929	
Special retirement benefits	50,357	
Amount transferred to allowance for doubtful receivables	13,112	
Valuation loss of investment securities	11,192	387,998
Pretax net loss for the period		**595,288**
Corporate income taxes, inhabitant taxes and enterprise taxes	1,945	
Interperiod tax allocation	82,309	84,255
Loss for the period		**679,543**
Profit brought forward from the previous period		177,641
Amount of retired treasury stock		1,125
Undisposed loss for the period		**858,310**

(2) Balance sheets and statements of income for the most recent business year:

The balance sheet and statement of income of MegaChips Corporation for the most recent business year are as listed on pages 11 through 13 hereof.

MegaFusion Corporation
(Current MegaChips System Solutions Inc.)

BALANCE SHEET
(As of March 31, 2003)

(thousand yen)

Assets	
Current assets:	**1,673,900**
Cash and deposits	409,319
Trade notes receivable	52,375
Trade accounts receivable	579,961
Merchandise	301,220
Goods in process	262
Deferred tax assets	82,309
Advances paid	81,595
Other accounts receivable	6,897
Allowance for doubtful receivables	160,082
Other current assets	(-) 124
Fixed assets:	**637,795**
Tangible fixed assets	285,346
Buildings	179,447
Tools, furniture and fixtures	32,411
Land	73,487
Intangible fixed assets	168,489
Software	147,042
Software suspense account	18,228
Telephone rights	3,218
Investment, etc.	183,959
Investment securities	67,500
Guarantees	115,519
Other investments, etc.	940
Total Assets	2,311,696

(thousand yen)

Liabilities

Current liabilities:	**1,150,633**
Trade accounts payable	990,037
Accounts payable - others	90,941
Accrued corporate income taxes	1,941
Accrued expenses payable	22,999
Advances received	203
Allowance for bonuses	37,417
Other current liabilities	7,094
Fixed liabilities:	**1,430**
Other fixed liabilities	1,430
Total Liabilities	1,152,063

Shareholders' Equity

Capital:	**646,200**
Additional paid-in capital:	**689,133**
Capital reserve	689,133
Retained earnings:	**(-) 174,576**
Earned surplus reserve	3,065
Unappropriated retained earnings for the year	177,641
(of which, profit for the year)	(332,990)
Treasury stock	(-) 1,125
Total Shareholders' Equity	1,159,632
Total Liabilities and Shareholders' Equity	2,311,696

MegaFusion Corporation
(Current MegaChips System Solutions Inc.)

STATEMENT OF INCOME
(For the period from April 1, 2002 to March 31, 2003)

(thousand yen)

Ordinary Profit and Loss

Operating profit and loss:		
Operating profit		
Sales		3,626,939
Operating expenses		
Cost of sales	2,766,046	
Selling, general and administrative expenses	1,066,738	3,832,785
Operating loss		**205,845**
Non-operating profit and loss:		
Non-operating profit		
Interest and dividends received	24	
Other non-operating income	5,011	5,036
Non-operating expenses		
Interest paid	436	1,433
Other non-operating expenses	996	
Ordinary loss		**202,242**
Special income and loss:		
Special income		
Income from sale of investment securities	18,213	18,213
Special loss		
Loss from disposition of software	105,023	
Loss from disposition of leased assets	56,140	161,163
Pretax net loss for the year		**345,192**
Corporate income taxes, inhabitant taxes and enterprise taxes	3,928	
Interperiod tax allocation	(-) 16,130	(-) 12,202
Loss for the year		**332,990**
Profit brought forward from the previous year		155,349
Undisposed loss for the year		**177,641**

6. Content of the amendment to the articles of incorporation of the company to which the business shall be transferred upon the corporate separation

(1) Reason for the amendment

MegaChips System Solutions Inc. to which the Company shall transfer its system business will separate its audio authoring business and incorporate Cameo Interactive Ltd. to which the audio authoring business will be transferred. Accordingly, the objective relating to the audio authoring business listed in article 2 (objectives) of its current articles of incorporation will become unnecessary. Hence, the provision must be deleted. Simultaneously, other business objectives have been reviewed and all necessary amendment will be made thereto.

Additionally, to improve operating efficiencies, amendment will be made to article 3 (location of head office) of the current articles of incorporation to relocate its head office from Chiyoda-ku, Tokyo to Osaka.

(2) Content of the amendment

[Translation omitted]

7. Matters concerning the director to assume office upon the corporate separation

Director of MegaChips System Solutions Inc.

[Translation omitted]

Proposition No. 3: Election of two Directors

To strengthen the functions of the Board of Directors of the Company, the shareholders are requested to elect two more Directors.

The two candidates for Directors will assume office as of April 1, 2004 on which the corporate separation shall become effective.

The candidates for Directors are as follows:

[Translation omitted]

- END -

File No. 82-4861

(Translation)

04 APR 14 AM 7:21

February 24, 2004

To the Shareholders:

NOTICE OF RESOLUTIONS OF
THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Please take notice that at the extraordinary General Meeting of Shareholders of the Company held today, resolutions were adopted as set forth below.

Yours very truly,

Shigeki Matsuoka
President and Representative Director

MegaChips Corporation
1-6, Miyahara 4-chome,
Yodogawa-ku, Osaka

Description

Matters resolved:

Proposition No. 1: Approval of the Corporate Separation Plan

The proposition was approved and adopted as proposed that the Company separate its LSI business and incorporate MegaChips LSI Solutions Inc. to which the business should be transferred in accordance with the method of corporate separation (*bunsha-gata shinsetsu bunkatsu*).

Proposition No. 2: Approval of a Corporate Separation Agreement between the Company and MegaChips System Solutions Inc.

The proposition was approved and adopted as proposed that the Company transfer its system business to MegaChips System Solutions Inc. in accordance with the method of corporate separation (*bunsha*-gata *kyushu bunkatsu*).

Proposition No. 3: Election of two Directors

The proposition was approved and adopted as proposed that Messrs. Takahiro Sonoda and Masayuki Fujii be elected as Directors and assume office as of April 1, 2004 on which the corporate separation should become effective.

- END -

FILE NO. 82-4861

(Translation)

February 24, 2004

Dear Sirs,

Name of the Company: MegaChips Corporation

Representative: Shigeki Matsuoka
President and Representative Director

(Code No. 6875, the First Section of the Tokyo Stock Exchange)

Person to contact: Masayuki Fujii
Executive Officer, Corporate Planning, in charge of Accounting, Finance and IR
(TEL 06-6399-2884)

Notice of Changes of Officers upon Shift to a System of Holding Company

At the extraordinary general meeting of shareholders of MegaChips Corporation (the "Company") held today, it was approved that the MegaChips Group should shift to a system of pure holding company consisting of a holding company and three operating companies respectively engaging in LSI business, system business and audio authoring business as of April 1, 2004.

It is hereby notified that the Company at the meeting of its Board of Directors held today, and its operating subsidiaries at the respective meetings of their boards of directors held today, resolved on the changes of officers upon the shift to the system of holding company to be effective as of April 1, 2004, as described below:

1. MegaChips Corporation

President and Representative Director	Shigeki Matsuoka	
Managing Director	Yukihiro Ukai	
Director	Yoshimasa Hayashi	
Director	Tetsuo Hikawa	
Director	Hiroyuki Mizuno	Outside Director
Director	Takahiro Sonoda	
Director and Executive Officer	Masayuki Fujii	In charge of Accounting, Finance and IR
Executive Officer	Yasuhito Shimomae	In charge of Legal and Human Relations
Full-time Statutory Auditor	Mitsuo Tsuji	
Statutory Auditor	Nozomu Ohara	Outside Statutory Auditor
Statutory Auditor	Keiichi Kitano	Outside Statutory Auditor

(Note) Directors Takahiro Sonoda and Masayuki Fujii will assume office as of April 1, 2004, the date of corporate separation.

2. MegaChips LSI Solutions Inc.

President and Representative Director	Yukihiro Ukai	
Senior Managing Director and Executive Officer	Yoshimasa Hayashi	In charge of Sales & Marketing
Director and Executive Officer	Tetsuo Furuichi	In charge of ASIC Business
Director	Shigeki Matsuoka	
Director	Hiroyuki Mizuno	Outside Director
Executive Officer	Hajime Sasaki	In charge of ASSP Business
Executive Officer	Takatsugu Katsuragi	In charge of Quality Assurance
Full-time Statutory Auditor	Takashi Nakakado	
Statutory Auditor	Nozomu Ohara	Outside Statutory Auditor
Statutory Auditor	Keiichi Kitano	Outside Statutory Auditor

(Note) They will assume office as of April 1, 2004, the date of corporate separation.

3. MegaChips System Solutions Inc.

President and Representative Director (CEO)	Tetsuo Hikawa	
Director and Senior Executive Officer	Shunsuke Shikata	In charge of Tokyo Business
Director and Executive Officer	Akira Takada	In charge of Sales
Director and Executive Officer	Tetsushi Kajitani	In charge of Development
Director	Shigeki Matsuoka	
Director	Hiroyuki Mizuno	Outside Director
Director	Toshiharu Tanaka	Outside Director
Executive Officer	Takatsugu Katsuragi	In charge of Quality Assurance

(Notes) 1. Director Toshiharu Tanaka will assume office as of April 1, 2004.

2. Tetsushi Kajitani will assume office as Executive Officer as of April 1, 2004.

4. Cameo Interactive Ltd.

President and Representative Director	Takahiro Sonoda	
Director	Shigeki Matsuoka	
Director	Masayuki Fujii	
Full-time Statutory Auditor	Tadatsugu Ito	
Statutory Auditor	Nozomu Ohara	Outside Statutory Auditor
Statutory Auditor	Keiichi Kitano	Outside Statutory Auditor

(Note) They will assume office as of April 1, 2004, the date of corporate separation.

- END -